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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RCM TECHNOLOGIES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Outstanding Options to Purchase RCM Technologies, Inc. Common Stock, Par Value $0.05 Per Share
(Title of Class of Securities)

749360400
(CUSIP Number of Class of Securities of Underlying Options to Purchase Common Stock)

Leon Kopyt
President and Chief Executive Officer
RCM Technologies, Inc.
2500 McClellan Avenue, Suite 350
Pennsauken, New Jersey 08109-4613
(856) 486-1777
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
 Richard A. Silfen, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
(215) 963-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$5,228,630.97	$423

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,328,273 shares of common stock of RCM Technologies, Inc. will be exchanged for (i) 607,945 shares of common stock of RCM Technologies, Inc. having an aggregate value of $3,130,916.75 (based on the September 26, 2003 closing price per share) and (ii) cash consideration of $2,097,714.22. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rules 0-11(b) and 0-11(a)(4) and Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1 million of the value of the transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

        The information set forth under the caption "Summary Term Sheet" in the Offer to Exchange Certain Outstanding Option Grants for Stock Grants and Cash Consideration, dated September 30, 2003 ("Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)    Name and Address.

        The name of the issuer is RCM Technologies, Inc., a Nevada corporation. The address of the Company's principal executive office is 2500 McClellan Avenue, Suite 350, Pennsauken, New Jersey 08109-4613 and the telephone number at that address is (856) 486-1777.

        (b)    Securities.

        The subject class of securities consists of old option grants, outstanding as of September 30, 2003, to purchase approximately 1,328,273 shares of RCM common stock, par value $0.05 per share, which have a per share exercise price of $7.00 or higher, which are held by RCM's employees or directors under the RCM Technologies, Inc. 1992 Incentive Stock Option Plan, the RCM Technologies, Inc. 1994 Nonemployee Director Stock Option Plan, the Amended and Restated RCM Technologies, Inc. 1996 Executive Stock Plan, and the RCM Technologies, Inc. 2000 Employee Stock Incentive Plan (the "Eligible Options"), and which are held by our employees subject to the tax laws of the United States and Canada.

        The actual number of shares of common stock subject to the new grant to be issued in exchange for the old option grants pursuant to the offer will depend on the number of shares of common stock subject to the old option grants tendered by eligible employees and accepted for exchange and cancelled by RCM in the offer. The information set forth in the Offer to Exchange under the captions "The Offer—Eligibility," "The Offer—Terms of Exchange; Expiration Time," "The Offer—Acceptance of Old Grants; Issuance of Stock Grants and Payment of Cash Consideration" is incorporated herein by reference.

        (c)    Trading Market and Price.

        The information set forth in the Offer to Exchange under the caption "The Offer—Price Range of Our Common Stock" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        (a)    Name and Address.

        The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference. Pursuant to General Instruction C of Schedule TO, the information set forth in Schedule B to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

        (a)    Material Terms.

        The information set forth in the Offer to Exchange under the captions "Summary Term Sheet," "The Offer—Eligibility," "The Offer—Terms of Exchange; Expiration Time," "The Offer—Procedures for Tendering Old Grants; Change of Election," "The Offer—Withdrawal Rights; Change of Decision to Withdraw; Withdrawal After the Expiration Time," "The Offer—Acceptance of Old Grants; Issuance of Stock Grants and Payment of Cash Consideration," "The Offer—Source and Amount of Consideration; Terms of the Stock Grants and Cash Consideration," "The Offer—Accounting

Consequences of the Offer," "The Offer—Status of Old Grants Acquired in the Offer," "The Offer—Extension of the Offer; Termination; Amendment; Notice of Extension, Termination or Amendment" and "The Offer—Material U.S. Federal Income Tax Consequences" is incorporated herein by reference.

        (b)    Purchases.

        Directors or executive officers of RCM are eligible to participate in the offer. The information set forth in the Offer to Exchange under the caption "The Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Old Grants" is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

        (e)    Agreements Involving the Subject Company's Securities.

        The information set forth in the Offer to Exchange under the caption "The Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Old Grants" is incorporated herein by reference. The employee, director and executive stock option plans pursuant to which the old option grants have been issued are attached hereto as Exhibit (d)(1), Exhibit (d)(2), Exhibit (d)(3) and Exhibit (d)(4) and contain information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

        (a)    Purposes.

        The information set forth in the Offer to Exchange under the caption "The Offer—Purpose of the Offer" is incorporated herein by reference.

        (b)    Use of Securities Acquired.

        The information set forth in the Offer to Exchange under the caption "The Offer—Status of Old Grants Acquired in the Offer" is incorporated herein by reference.

        (c)    Plans.

        Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

        (a)    Source of Funds.

        The information set forth in the Offer to Exchange under the caption "The Offer—Source and Amount of Consideration; Terms of the Stock Grants and Cash Consideration" is incorporated herein by reference.

        (b)    Conditions.

        Not applicable.

        (d)    Borrowed Funds.

        Not applicable.

Item 8. Interest in Securities of the Subject Company.

        (a)    Securities Ownership.

        The information set forth in the Offer to Exchange under the caption "The Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Old Grants" is incorporated herein by reference.

        (b)    Securities Transactions.

        The information set forth in the Offer to Exchange under the caption "The Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Old Grants" is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

        (a)    Solicitations or Recommendations.

        Not applicable.

Item 10. Financial Statements.

        (a)    Financial Information.

        The information set forth in the Offer to Exchange under the caption "The Offer—Additional Information," "The Offer—Financial Information" and "Schedule C: Summary Financial Statements of RCM Technologies, Inc." is incorporated herein by reference. RCM's annual and quarterly reports filed with the Securities and Exchange Commission can be accessed electronically on the Securities and Exchange Commission's website at http://www.sec.gov.

        (b)    Pro Forma Information.

        Not applicable.

Item 11. Additional Information.

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.

        The information set forth in the Offer to Exchange under the caption "The Offer—Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (b)    Other Material Information.

        Not applicable.

Item 12. Exhibits.

(a)	(1)	Offer to Exchange Certain Outstanding Option Grants for Stock Grants and Cash Consideration, dated September 30, 2003
	(2)	Letter from Leon Kopyt to RCM's option holders dated September 30, 2003
	(3)	Election Form
	(4)	Notice to Withdraw From the Offer
(d)	(1)
		RCM Technologies, Inc. 1992 Incentive Stock Option Plan (incorporated by reference to Exhibit A of the Registrant's Proxy Statement dated April 23, 1992, filed with the Commission on March 9, 1992 and incorporated herein by reference)
	(2)
		RCM Technologies, Inc. 1994 Nonemployee Director Stock Option Plan (incorporated by reference to Exhibit A of the Registrant's Proxy Statement dated May 19, 1994, filed with the Commission on June 22, 1994 and incorporated herein by reference)
	(3)
		Amended and Restated RCM Technologies, Inc. 1996 Executive Stock Option Plan dated August 15, 1996 (incorporated by reference to Exhibit 10(1) to the Registrant's Annual Report on Form 10-K for the year ended October 31, 1996 and incorporated herein by reference)
	(4)
		RCM Technologies, Inc. 2000 Employee Stock Incentive Plan (incorporated by reference to Exhibit A of the Registrant's Proxy Statement dated March 3, 2000, filed with the Commission on February 28, 2000 and incorporated herein by reference)
	(5)	Form of Share Award Agreement (included as Schedule A to Exhibit (a)(1) and incorporated herein by reference)

Item 13. Information Required by Schedule 13E-3.

  (a)
  Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

RCM TECHNOLOGIES, INC.
	By:	STANTON REMER Stanton Remer Chief Financial Officer
Date: September 30, 2003

INDEX TO EXHIBITS

Exhibit Number		Description
(a)	(1)	Offer to Exchange Certain Outstanding Option Grants for Stock Grants and Cash Consideration, dated September 30, 2003
	(2)	Letter from Leon Kopyt to RCM's option holders dated September 30, 2003
	(3)	Election Form
	(4)	Notice to Withdraw From the Offer
(d)	(1)
RCM Technologies, Inc. 1992 Incentive Stock Option Plan (incorporated by reference to Exhibit A of the Registrant's Proxy Statement dated April 23, 1992, filed with the Commission on March 9, 1992 and incorporated herein by reference)
(2)
RCM Technologies, Inc. 1994 Nonemployee Director Stock Option Plan (incorporated by reference to Exhibit A of the Registrant's Proxy Statement dated May 19, 1994, filed with the Commission on June 22, 1994 and incorporated herein by reference)
(3)
Amended and Restated RCM Technologies, Inc. 1996 Executive Stock Option Plan dated August 15, 1996 (incorporated by reference to Exhibit 10(1) to the Registrant's Annual Report on Form 10-K for the year ended October 31, 1996 and incorporated herein by reference)
(4)
RCM Technologies, Inc. 2000 Employee Stock Incentive Plan (incorporated by reference to Exhibit A of the Registrant's Proxy Statement dated March 3, 2000, filed with the Commission on February 28, 2000 and incorporated herein by reference)
	(5)	Form of Share Award Agreement (included as Schedule A to Exhibit (a)(1) and incorporated herein by reference)

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Person/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS